Vicon Industries, Inc.
135 Fell Court
Hauppauge, New York 11788
(631) 952-2288

September 14, 2017
Via Edgar
Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:	Vicon Industries, Inc. Registration Statement on Form S-1 File No. 333-219767

Dear Mr. Spirgel:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vicon Industries, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. on September 18, 2017, or as soon thereafter as practicable. Please contact Alison Newman of Fox Rothschild LLP, counsel to the Company, at (212) 878-7997, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ John M. Badke
John M. Badke
Chief Executive Officer